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Heidi Steele Attorney at Law hsteele@mwe.com +1 312 984 3624

March 21, 2012

By EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attention:  Edward M. Kelley

Re:          Heritage-Crystal Clean, Inc.
Registration Statement on Form S-3
File No. 333-179496

Dear Mr. Kelley:

In connection with the filing of the Registration Statement on Form S-3 (SEC No. 333-179496) (the “Registration Statement) of Heritage-Crystal Clean, Inc., and pursuant to the written comments from the staff of the Securities and Exchange Commission dated February 29, 2012 and March 14, 2012, Exhibit A to this letter sets forth the form of legal opinion proposed to be filed as Exhibit 5.1 to the Registration Statement. The legal opinion has been revised from the original filing of the legal opinion so that it applies to Illinois law as well as New York law.  The proposed change to the opinion is underscored.

Please do not hesitate to contact me at (312) 984-3624 with any questions or comments.

Very truly yours,

/s/ Heidi J. Steele

EXHIBIT A:
Proposed Changes to Registration Statement

Exhibit A

Proposed Exhibit 5.1 Legal Opinion

March [----], 2012

Heritage-Crystal Clean, Inc.
2175 Point  Boulevard, Suite 375
Elgin, IL  60123

Re:           Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as counsel to Heritage-Crystal Clean, Inc., a Delaware corporation (the “Company”), in connection with the registration statement on Form S-3 (SEC No. 333-179496)  (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), relating to the proposed public offering on a delayed basis pursuant to Rule 415 under the Act of up to $75,000,000 in aggregate amount of (i) shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), (ii) shares of one or more classes of the Company’s preferred stock as may be designated from time to time by the Board of Directors of the Company (“Preferred Stock”), (iii) warrants, (iv) depositary shares, (v) stock purchase contracts, (vi) stock purchase units, and (vii) rights (collectively, the “Securities”), all of which Securities may be sold from time to time as set forth in the prospectus which forms a part of the Registration Statement (the “Prospectus”), and as to be set forth in one or more supplements to the Prospectus (each, a “Prospectus Supplement”).  In the event the Securities will be sold pursuant to an underwriting or purchase agreement, such agreement will be filed as an exhibit to the Registration Statement pursuant to a Current Report on Form 8-K.

In arriving at the opinions expressed below, we have examined and relied, to the extent we deemed proper, on certificates of officers of the Company as to factual matters, and on originals or copies certified or otherwise identified to our satisfaction, of all such corporate records of the Company and such other instruments and certificates of public officials and other persons as we have deemed appropriate. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the original documents of all documents submitted to us as copies, the genuineness of all signatures on documents reviewed by us and the legal capacity of natural persons.

We have also assumed that (i) the issuance, sale, amount and terms of the Securities to be offered from time to time will be duly authorized and determined by proper action of the Board of

Directors of the Company (the “Board”) consistent with the procedures and terms described in the Registration Statement (each, a “Board Action”) and in accordance with the Company’s Certificate of Incorporation, as amended, the Company’s Bylaws and applicable Delaware law, (ii) the Registration Statement and any amendments thereto (including post-effective amendments) are effective under the Securities Act of 1933, as amended (the “Act”), (iii) a Prospectus Supplement will have been filed with the Securities and Exchange Commission describing the Securities offered thereby, (iv) all Securities will be issued and sold in compliance with applicable federal and state securities laws and in the manner stated in the Registration Statement and the applicable Prospectus Supplement, (v) a definitive purchase, underwriting or similar agreement with respect to any Securities offered will have been duly authorized and validly executed and delivered by the Company and the other parties thereto, (vi) any securities issuable upon conversion, exchange, redemption or exercise of any Securities being offered will be duly authorized, created and, if appropriate, reserved for issuance upon such conversion, exchange, redemption or exercise, and (vii) the Securities as executed and delivered do not result in a default under or breach of any agreement or instrument binding upon the Company.

Based upon, subject to and limited by the foregoing, we are of the opinion that, as of the date hereof:

1. Upon due authorization by Board Action of an issuance of Common Stock, and upon issuance and delivery of the Common Stock against payment of valid consideration therefor in accordance with the terms of such Board Action and any applicable underwriting or purchase agreement, and as contemplated by the Registration Statement and/or the applicable Prospectus Supplement, the shares of Common Stock issued under the Registration Statement will be validly issued, fully paid and non-assessable.

2.  When the Preferred Stock has been duly authorized and established by applicable Board Action, in accordance with the terms of the Certificate of Incorporation of the Company and applicable law, upon issuance and delivery of the Preferred Stock against payment of valid consideration therefor in accordance with the terms of such Board Action and any applicable underwriting or purchase agreement, and as contemplated by the Registration Statement and/or the applicable Prospectus Supplement, such shares of Preferred Stock will be validly issued, fully paid and non-assessable.

3. When the warrants to purchase Securities have been (i) duly authorized and established by applicable Board Action, and (ii) duly executed and delivered on behalf of the Company against payment therefor in accordance with the terms of such Board Action, any applicable underwriting or purchase agreement, and as contemplated by the Registration Statement and/or the applicable Prospectus Supplement, the warrants to purchase Securities will constitute binding obligations of the Company, enforceable in accordance with their terms, except that the enforceability thereof may be limited by or subject to bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium or other similar laws now or hereafter existing which affect the rights and remedies of creditors generally and equitable principles of general applicability.

4. When the depositary shares, the underlying Preferred Stock and a deposit agreement in connection therewith have been duly authorized and established by applicable Board Action, in accordance with the terms of the Certificate of Incorporation of the Company and applicable law, and when (i) a deposit agreement substantially as described in the Registration Statement has been duly executed and delivered by the Company and a depositary, and (ii) the depositary receipts representing the depositary shares in the form contemplated and authorized by such deposit agreement have been duly executed and delivered by such depositary and delivered to and paid for by the purchasers thereof in the manner contemplated by the Registration Statement and/or the applicable Prospectus Supplement, upon issuance and delivery of the Preferred Stock against payment of valid consideration therefor in accordance with the terms of such Board Action and any applicable underwriting or purchase agreement, and as contemplated by the Registration Statement and/or the applicable Prospectus Supplement, such depositary shares will be validly issued and will entitle the holders thereof to the rights specified in the depositary receipts and the deposit agreement relating to such depositary shares.

5. With respect to stock purchase contracts, when (i) the Board has taken the appropriate Board Action to approve and establish the terms of such stock purchase contracts and to authorize and approve the issuance thereof, the terms of the offering thereof and related matters, and (ii) the stock purchase contracts have been duly executed and delivered in accordance with the applicable purchase agreement and the applicable underwriting or purchase agreement approved by or on behalf of the Board, upon payment of the consideration therefor provided for therein and as contemplated by the Registration Statement and/or the applicable Prospectus Supplement, the stock purchase contracts will constitute binding obligations of the Company, enforceable against the Company in accordance with their terms, except that the enforceability thereof may be limited by or subject to bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium or other similar laws now or hereafter existing which affect the rights and remedies of creditors generally and equitable principles of general applicability.

6. With respect to stock purchase units, when (i) the Board has taken the appropriate Board Action to approve and establish the terms of the stock purchase units and to authorize and approve the issuance thereof, the terms of the offering and related matters, and (ii) the stock purchase units have been duly executed and delivered in accordance with the purchase agreement and the applicable underwriting or purchase agreement approved by or on behalf of the Board, upon payment of the consideration therefor provided therein and as contemplated by the Registration Statement and/or the applicable Prospectus Supplement, the stock purchase units will constitute binding obligations of the Company, enforceable against the Company in accordance with their terms, except that the enforceability thereof may be limited by or subject to bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium or other similar laws now or hereafter existing which affect the rights and remedies of creditors generally and equitable principles of general applicability.

7.  With respect to rights, when (i) the Board has taken the appropriate Board Action to approve and establish the terms of the rights and to authorize and approve the issuance thereof, the terms of the offering and related matters; and (ii) the rights have been duly executed and delivered in accordance with the rights agreement approved by or on behalf of the Board, upon payment of the consideration therefor provided therein and as described in the Registration Statement, any amendment thereto, the Prospectus and any Prospectus Supplement relating thereto, the rights will constitute binding obligations of the Company, enforceable against the Company in accordance with their terms, except that the enforceability thereof may be limited by or subject to bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium or other similar laws now or hereafter existing which affect the rights and remedies of creditors generally and equitable principles of general applicability.

To the extent that the obligations of the Company under a deposit agreement may be dependent upon such matters, we have assumed for purposes of this opinion (i) that the applicable depositary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and is duly qualified to engage in the activities contemplated by the applicable deposit agreement, (ii) that such deposit agreement has been duly authorized, executed and delivered by and constitutes the legal, valid and binding obligation of such depositary enforceable against the depositary in accordance with its respective terms, except that the enforceability thereof may be limited by or subject to bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium or other similar laws now or hereafter existing which affect the rights and remedies of creditors generally and equitable principles of general applicability, (iii) that such depositary is in compliance, generally and with respect to acting as a depositary under the applicable deposit agreement with all applicable laws and regulations, and (iv) that such depositary has the requisite organizational and legal power and authority to perform its obligations under the applicable deposit agreement.

We express no opinion as to the applicability of, compliance with or effect of, the law of any jurisdiction other than the laws of the State of New York and the State of Illinois and, to the extent relevant to the opinions expressed herein, the General Corporation Law of the State of Delaware, as amended.

This opinion speaks only as of the date hereof. We expressly disclaim any responsibility to advise you of any development or circumstance of any kind, including any change of law or fact, that may occur after the date of this opinion that might affect the opinions expressed therein.

We hereby consent to the reference to our firm under the caption “Legal Matters” in the Registration Statement and to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission thereunder.

 Very truly yours,